Exhibit 99.1

San Pedro Garza Garcia, Mexico, October 24, 2007 - Axtel, S.A.B. de C.V. (“AXTEL”), a leading Mexican fixed-line integrated telecommunications company, announced today its unaudited third quarter results ended September 30, 2007. Figures in this release are based on Mexican GAAP, stated in constant pesos (Ps.) as of September 30, 2007. Comparisons in pesos are in real terms, that is, adjusted for inflation.

Highlights:

❖	During the third quarter, AXTEL's profitable growth strategy was clearly evidenced in the 119 bps EBITDA margin expansion when compared to the previous quarter.

❖	AXTEL's geographic footprint continued to grow during this period; Hermosillo and San Juan del Rio were added to the list of cities where AXTEL provides local, LD, data and Internet services.

❖
Today, we are announcing the commencement of operations in Reynosa and Ciudad Victoria, Tamaulipas, providing comprehensive telecommunications services to twenty-six cities in Mexico. In addition, AXTEL plans to expand into one additional city before the end of the year.

❖
Due to the three-to-one stock split consumated on October 8, AXTEL now has 96,636,627 Series A and 8,672,716,596 Series B shares outstanding. Each CPO continues to represent a financial interest in seven Series B shares. As of September 30, 2007, AXTEL's shares were the 24th most traded stock on the Mexican Stock Exchange.

Revenues from operations

Revenues from operations increased to Ps. 3,035.2 million in the third quarter of year 2007 from Ps. 1,557.3 million for the same period in 2006, an increase of Ps. 1,477.9 million, or 95%.

Revenues from operations totaled Ps. 11,210.9 million in the twelve-month period ended September 30, 2007, compared to Ps. 5,835.4 million in the same period in 2006, an increase of Ps. 5,375.5 million, or 92%.

We derived our revenues from the following sources:

Local services.  Local service revenues contributed with 43% of total revenues during the third quarter, compared with 70% in the third quarter of 2006. The 21% growth reported in the third quarter of 2007 versus the same quarter of last year is explained by 20%, 19% and 25% increases in monthly rents, cellular revenues and measured service revenues, respectively. For the twelve-month period ended September 30, 2007, revenues from local services totaled Ps. 5,023.8 million, an annual increase of Ps. 897.9 million, or 22%, from Ps. 4,125.8 million recorded in the same period in 2006. Monthly rents and measured service revenues represented 61% of local revenues during the twelve-month period ended September 30, 2007.

Long distance services.  Long distance service revenues totaled Ps. 347.0 million in the quarter ending September 30, 2007, representing an increase of Ps. 215.2 million or 163%, from Ps. 131.8 million in the same quarter in 2006. For the twelve month period ended September 30, 2007, long distance services grew to Ps. 1,360.3 million from Ps. 493.8 million registered in the same period in 2006, an increase of Ps. 866.4 million or 175%.

Data & Network.  Driven by managed Internet services and virtual private networks, data and network revenues grew to Ps. 636.1 million for the three-month period ended September 30, 2007, compared to Ps. 79.1 million in the same period in 2006, an increase of Ps. 557.1 million. Dedicated Internet and VPNs represented 90% of data & network revenues during the quarter. For the twelve month period ended September 30, 2007, data and network services revenues totaled Ps. 2,110.8 million from Ps. 265.2 million registered in the same period in 2006, an increase of Ps. 1,845.6 million.

International traffic.  In the third quarter of 2007, International traffic revenues totaled Ps. 309.3 million, up Ps. 189.7 million or 159% versus results for the year-earlier quarter. For the twelve month period ended September 30, 2007, international traffic revenues grew to Ps. 1,108.0 million from Ps. 484.0 million registered in the same period in 2006, an increase of Ps. 624.0 million or 129%. For the twelve month period ended September 30, 2007, revenues per minute increased 41%.

Other services. Revenue from other services accounted for 14% or Ps. 425.3 million of total revenues in the third quarter of 2007, an increase of Ps. 289.8 million from Ps. 135.5 million registered in the same period in 2006. This change is primarily explained by an Ps. 105.4 million increase in integrated services and customer premise equipment sales, among others. Other services revenue increased to Ps. 1,608.0 million for the twelve month period ended September 30, 2007, from Ps. 466.5 million for the same period in year 2006, an increase of Ps. 1,141.5 million.

Consumption

Local Calls. Local calls totaled 632.2 million in the three-month period ended September 30, 2007, an increase of 125.3 million, or 25%, from 506.9 million recorded in the same period in 2006. A higher number of lines in service and to a lesser extent the contribution of Avantel not recorded in the third quarter of 2006 were the main drivers for this increase. For the twelve month period ended September 30, 2007, local calls increased to 2,371.9 million from 1,879.6 million registered in the same period in 2006, an increase of 492.3 million calls or 26%.

Cellular (“Calling Party Pays”). Minutes of use of calls completed to a cellular line amounted to 265.6 million in the three-month period ended September 30, 2007, compared to 198.7 million in the same period in 2006, a 34% improvement equivalent to 66.9 million minutes. For the twelve month period ended September 30, 2007, cellular minutes grew 266.5 million, or 36%, from 733.8 million registered in the twelve-month period ended September 30, 2006, to 1,000.4 million in the same period in 2007.

Long distance.  Outgoing long distance minutes increased to 423.7 million for the three-month period ended September 30, 2007 from 157.4 million in the same period in 2006, 266.2 million minutes above. This increase is explained by the consolidation of Avantel not reflected in 2006 and by the continued penetration of bundled commercial offers that incorporate long distance minutes. Domestic long distance minutes represented 94% of total traffic during the quarter. For the twelve month period ended September 30, 2007, outgoing long distance minutes amounted to 1,749.4 million, compared to 552.1 million registered in the same period in 2006, an increase of 1,197.3 million of minutes, or 217%.

Operating Data

Lines in Service.  As of September 30, 2007, lines in service totaled 884.6 thousand, an increase of 151.6 thousand from the same date in 2006.  During the third quarter of 2007, net additional lines totaled 40.9 thousand, being 12.6 thousand contributed by the new cities launched in 2007. Lines in service from cities launched in 2007 represented 2% of total lines in service. As of September 30, 2007, residential lines represented 66% of total lines in service.

Line equivalents (E0 equivalents). We offer from 64 kilobytes per second (“kbps”) up to 100 megabytes per second (“Mbps”) dedicated data links in all of our existing cities. We account for data links by converting them to E0 equivalents in order to standardize our comparisons versus the industry. As of September 30, 2007, line equivalents totaled 436.4 thousand, an increase of 372.0 thousand from the same date in 2006.

Internet subscribers.   As of September 30, 2007, Internet subscribers totaled 106,693, an increase of 75%, from 61,062 recorded on the same date in 2006. Broadband subscribers represented 66% or 70,763. We continue to upgrade customers from dial-up service to broadband access solutions.

Cost of Revenues and Operating Expenses

Cost of Revenues.  For the three-month period ended September 30, 2007, the cost of revenues grew  Ps. 602.0 million, compared with the same period of year 2006, primarily due to Ps. 295.1 million and Ps. 245.3 million increases in domestic long distance interconnection and links & co-location costs, respectively. For the twelve month period ended September 30, 2007, the cost of revenues reached Ps. 4,061.6 million, an increase of Ps. 2,268.4 million in comparison with the same period in year 2006.

Gross Profit.  Gross profit is defined as revenues minus cost of revenues. For the third quarter of 2007, the gross profit accounted for Ps. 1,957.8 million, an increase of Ps. 876.0 million or 81%, compared with the same period in year 2006. For the twelve month period ended September 30, 2007, our gross profit totaled Ps. 7,149.2 million, compared to Ps. 4,042.1 million recorded in the same period of year 2006, a gain of Ps. 3,107.1 million or 77%.

Operating expenses.  For the third quarter of year 2007, operating expenses grew Ps. 353.3 million, or 66%, totaling Ps. 888.0 million compared to Ps. 534.6 million for the same period in year 2006. Among others, increases of Ps. 209.6 million and Ps. 42.7 million in personnel and building and equipment maintenance, respectively, related to the new size of the company explain this growth. For the twelve month period ended September 30, 2007, operating expenses totaled Ps. 3,414.8 million, coming from Ps. 1,963.8 million in the same period in 2006, an increase of Ps. 1,451.0 million. Personnel represented 48% of total operating expenses during the twelve month period ended September 30, 2007 versus 44% in the year-earlier period.

Adjusted EBITDA. The Adjusted EBITDA totaled Ps. 1,069.8 million for the three-month period ended September 30, 2007, compared to Ps. 547.2 million for the same period in 2006, an increase of 96%. As a percentage of total revenues, adjusted EBITDA represented 35.2% in the third quarter of 2007. For the twelve-month period ended September 30, 2007, adjusted EBITDA amounted to Ps. 3,734.4 million, compared to Ps. 2,078.3 million in the same period in year 2006, a positive variation of Ps. 1,656.1 million, or 80%.

Depreciation and Amortization (9). Depreciation and amortization totaled Ps. 671.1 million in the three-month period ended September 30, 2007 compared to Ps. 379.4 million for the same period in year 2006, an increase of Ps. 291.6 million or 77%, due to the organic expansion during the first nine months of 2007 and the consolidation of Avantel. Depreciation and amortization for the twelve-month period ended September 30, 2007 reached Ps. 2,509.1 million, from Ps. 1,417.9 million in the same period in year 2006, an increase of Ps. 1,091.3 million, or 77%.

Operating Income (loss). Operating income totaled Ps. 398.8 million in the three-month period ended September 30, 2007 compared to an operating income of Ps. 167.8 million registered in the same period in year 2006, an increase of Ps. 231.0 million or 138%. For the twelve month period ended September 30, 2007 our operating income reached Ps. 1,225.3 million when compared to the result registered in the same period of year 2006 of Ps. 660.4 million, Ps. 564.9 million or 86% above.

Comprehensive financial result. The comprehensive financial loss was Ps. 56.4 million for the three-month period ended September 30, 2007, compared to a loss of Ps. 12.2 million for the same period in 2006. Such comprehensive financial result increase was mainly driven by a net interest expense increase of Ps. 141.1 million due to incremental indebtedness offset by a monetary position gain of Ps. 120.2 million during the quarter, and the appreciation of the peso. For the twelve-month period ended September 30, 2007, the incremental loss is explained by a net interest expense increase of Ps. 384.2 million, a monetary position gain increase of Ps. 110.8 million and a Ps. 43.5 increase in the valuation of derivative.

 Debt.  Debt increased byPs. 5,832.8 million when compared to the year-earlier quarter due to the December 2006 acquisition of Avantel.

Capital Investments.  Continuing with our growth strategy, we have expanded our local presence into nine new cities in 2007, plus additional coverage in existing cities, where the majority of the investments are assigned to access or last-mile assets. In the third quarter of 2007, capital investments totaled Ps. 607.6 million, versus Ps. 418.5 million in the year-earlier quarter.

About AXTEL

AXTEL, a listed company in Mexico’s Stock Exchange since December 2005, operates a robust hybrid wireline and wireless network, including approximately 9,000 km of fiber optic, providing comprehensive telecommunication solutions in 26 cities and long distance telephone services to business and residential customers in over 200 cities. The twenty-six cities in which AXTEL currently provides local services are Mexico City, Monterrey, Guadalajara, Puebla, Leon, Toluca, Queretaro, San Luis Potosi, Aguascalientes, Saltillo, Ciudad Juarez, Tijuana, Torreón (Laguna Region), Veracruz, Chihuahua, Celaya, Irapuato, Tampico, Cuernavaca, Morelia, Merida, Xalapa, Hermosillo, San Juan del Río, Reynosa and Ciudad Victoria.

Visit AXTEL’s new Investor Relations Center on www.axtel.com.mx

Other important information

Results for the last twelve-month period (“LTM”) ending on September 30, 2007, include the consolidation of Avantel for the month of December 2006 and the first nine months of 2007.

Revenues are derived from:

Local services. We generate revenue by enabling our customers to originate and receive an unlimited number of calls within a defined local service area.  Customers are charged a flat monthly fee for basic service, a per call fee for local calls (“measured service”), a per minute usage fee for calls completed on a cellular line (“calling party pays,” or CPP calls) and value added services.

Long distance services.  We generate revenues by providing long distance services (domestic and international) for our customers’ completed calls.

Data & network. We generate revenues by providing data, Internet access and network services, like virtual private networks and private lines.

International traffic. We generate revenues terminating international traffic from foreign carriers.

Other services. Include among others, activation fees, customer premises equipment (‘‘CPE’’) sales and revenues generated from integrated telecommunications services provided to corporate customers, financial institutions and government entities.

3) Cost of revenues include expenses related to the termination of our customers’ cellular and long distance calls in other carriers’ networks, as well as expenses related to billing, payment processing, operator services and our leasing of private circuit links.

4) Operating expenses include costs incurred in connection with general and administrative matters which incorporate compensation and benefits, the costs of leasing land related to our operations and costs associated with sales and marketing and the maintenance of our network.

5) Adjusted EBITDA is defined as net income plus interest, taxes, depreciation and amortization, and adjusted for unusual or non-recurring items. For additional detail on the Adjusted EBITDA Reconciliation, go to AXTEL’s web site at www.axtel.com.mx

6) Earnings per CPO are calculated dividing the net income by the average number of Series A and Series B shares outstanding during the period divided by seven. The number of outstanding Series A and Series B shares was 32,212,209 and 2,890,905,532, respectively, as of September 30, 2007.

7) Net Debt to Adjusted EBITDA: The quarterly figure comes from dividing the net debt at the end of the period by the annualized run-rate Adjusted EBITDA.

8) AXTELCPO position is based on information provided by the Mexican Stock Exchange. Excludes Naftrac.

9) Depreciation and amortization includes depreciation of all communications network and equipment and amortization of preoperating expenses and cost of spectrum licenses, among others.

Axtel, S.A.B. de C.V. and Subsidiaries
Unaudited Consolidated Balance Sheet
September 30, 2007 and 2006
(Thousand pesos of constant purchasing power as of September 30, 2007)

	Sep-07	Sep-06
ASSETS
Current Assets:
Cash and equivalents	1,329,413	1,105,149
Accounts receivable	1,986,953	796,297
Refundable taxes and other accounts receivable	159,517	80,097
Prepaid Expenses	71,270	18,813
Inventories	149,101	74,157
Total current assets	3,696,254	2,074,513
Property, plant and equipment, net	13,917,014	7,723,210
Long-term account receivable	18,686	21,275
Telephone concession rights	744,380	674,732
Intangible Assets	566,544	164,215
Deferred income tax	332,542	—
Deferred employee’s profit sharing	3,621	—
Investment in shares of associated company	14,472	—
Other assets	294,887	165,600
Total non-current assets	15,892,146	8,749,032
TOTAL ASSETS	19,588,400	10,823,545
LIABILITIES
Current liabilities
Account payable & Accrued expenses	1,813,487	631,912
Accrued Interest	104,279	60,326
Short-term debt	—	—
Current portion of long-term debt	185,591	46,455
Taxes payable	131,622	44,291
Financial Instruments	93,422	74,576
Deferred Revenue	509,928	—
Other accounts payable	346,833	269,015
Total current liabilities	3,185,162	1,126,575
Long-term debt
Long-term debt	7,588,974	1,939,250
Deferred income tax	—	41,176
Severance, seniority premiums and other post-retirement benefits	98,916	26,537
Deferred revenue	217,740	—
Other long-term liabilities	5,810	2,594
Total long-term debt	7,911,440	2,009,557
TOTAL LIABILITIES	11,096,602	3,136,132
STOCKHOLDERS EQUITY
Capital stock	8,737,600	8,548,192
Additional paid-in capital	730,595	539,182
Accumulated losses	(1,053,869)	(1,501,105)
Cumulative deferred income tax effect	130,195	130,195
Change in the fair value of derivative instruments	(52,723)	(29,051)
TOTAL STOCKHOLDERS EQUITY	8,491,798	7,687,413
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	19,588,400	10,823,545

Axtel, S.A.B. de C.V. and Subsidiaries
Unaudited Consolidated Income Statement
Periods ended September 30, 2007 and 2006
(Thousand pesos of constant purchasing power as of September 30, 2007)

		Third Quarter ended September 30				LTM ended September 30
		2007	2008	∆%		2007	2006	∆%
Total Revenue	Ps.	$3,035,240	1,557,316	94.9%	Ps.	$11,210,878	5,835,363	92.1%
Operating cost and expenses
Cost of sales and services		(1,077,443)	(475,485)	-126.6%		(4,061,648)	(1,793,259)	-126.5%
Selling and administrative expenses		(887,975)	(534,648)	-66.1%		(3,414,824)	(1,963,839)	-73.9%
Depreciation and amortization		(671,063)	(379,418)	-76.9%		(2,509,125)	(1,417,871)	-77.0%
Total Operating Costs and Expenses		(2,636,481)	(1,389,551)	-89.7%		(9,985,597)	(5,174,969)	-93.0%
Operating income (loss)		398,759	167,765	137.7%		1,225,281	660,394	85.5%
Comprehensive financing results:
Net interest income (expense)		(197,510)	(56,452)	-249.9%		(730,229)	(346,007)	-111.0%
Foreign exchange gain (loss), net		9,471	40,220	-76.5%		46,743	9,736	381.1%
Change in the fair value of derivative instruments		1,371	(5,943)	N/A		21,420	(22,089)	N/A
Monetary position gain		130,244	10,002	1202.2%		156,062	45,230	245.0%
Comprehensive financing result, net		(56,424)	(12,173)	-363.5%		(506,004)	(313,130)	-61.6%
Employee’s profit sharing		(2,495)	—	N/A		(5,769)	—	N/A
Deferred employees’ profit sharing		—	—	N/A		4,629	—	N/A
Other income (expenses), net		(21,254)	(2,945)	-621.7%		(30,335)	(14,735)	-105.9%
Other income (expenses), net		(23,749)	(2,945)	-706.4%		(31,475)	(14,735)	-113.6%
Special item		—	—	N/A		—	—	N/A
Income (loss) before income taxes and equity in results of associated company		318,586	152,647	108.7%		687,802	332,529	106.8%
Income Tax		(14,234)	—	N/A		(23,327)	—	N/A
Deferred Income tax		(95,899)	(38,306)	-150.3%		(219,726)	(112,713)	-94.9%
Total income tax and employees’ profit sharing		(110,133)	(38,306)	-187.5%		(243,053)	(112,713)	-115.6%
Equity in results of an associate company		283	—	N/A		2,487	—	N/A
Net Income (loss)	Ps.	$208,736	114,341	82.6%	Ps.	$447,236	219,816	103.5%